U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: John P. Crowe,
      1015 West 54th Street, Kansas City, MO 64112

2.   Issuer Name and Ticker or Trading Symbol:
            INDUSTRIAL ECOSYSTEMS, INC.(IECS)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 1/02

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock

2. Transaction Date (Month/Day/Year):
   a. 1/3/02
   b. 1/4/02
   c. 1/8/02
   d. 1/9/02
   e. 1/10/02
   f. 1/14/02
   g. 1/15/02
   h. 1/15/02
   i. 1/18/02
   j. 1/23/02
   k. 1/25/02
   l. 1/29/02
   m. 1/30/02

3. Transaction Code:
   a. Code: P
   b. Code: P
   c. Code: P
   d. Code: P
   e. Code: P
   f. Code: P
   g. Code: P
   h. Code: P

   i. Code: P
   j. Code: P
   k. Code: P
   l. Code: P
   m. Code: P
   n. Code: P

4. Securities Acquired (A) or Disposed of (D):
   a. (A) Amount:    5,000
   b. (A) Amount:  110,000
   c. (A) Amount:   25,000
   d. (A) Amount:   25,000
   e. (A) Amount:   45,000
   f. (A) Amount:   20,000
   g. (A) Amount:   38,000
   h. (A) Amount:   25,000
   i. (A) Amount:   95,000
   j. (A) Amount:   55,000
   k. (A) Amount:   15,000
   l. (A) Amount:   85,000
   m. (A) Amount:   20,000

5. Amount of Securities Beneficially Owned at End of Month: 21,138,548

6. Ownership Form:  Direct (D) or Indirect (I): (D) 20,728,548 (I) 410,000

7. Nature of Indirect Beneficial Ownership:

      85,000 shares in John P Crowe Co. Profit Sharing Plan
     325,000 shares in IRA account

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security: Options
2. Conversion or Exercise Price of Derivative Security: $0.09
3. Transaction Date (Month/Day/Year): n/a
4. Transaction Code: n/a
5. Number of Derivative Securities Acquired (A) or Disposed of (D): 0
6. Date Exercisable and Expiration Date (Month/Day/Year):

     Amount    Exercisable             Expiration
  ----------   -----------             ----------
   1,066,057      07/01/00               06/30/05

7. Title and Amount of Underlying Securities: Common Stock

8. Price of Derivative Security: n/a

9. Number of Derivative Securities Beneficially Owned at End of Month:
1,066,057

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):

           (D)    1,066,057          (I)        0

11.  Nature of Indirect Beneficial Ownership: n/a

Explanation of Responses:

Signature of Reporting Person: /S/John P. Crowe

Date: 2/08/02